

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

April 8, 2008

Mr. Randall Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, Texas  78209

>    **Re:    Clear Channel Communications, Inc.**
>    **Form 10-K for Fiscal Year Ended December 31, 2007**
>    **Filed February 14, 2008**
>    **File No. 1-9645**

Dear Mr. Mays:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>    Sincerely,

>    Larry Spirgel
>    Assistant Director